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                                                                       EXHIBIT 5

DOUGLAS & LOMASON COMPANY LETTERHEAD

                                                               September 5, 1996

To Our Shareholders:

     On behalf of the Board of Directors, I am pleased to inform you that on August 29, 1996, Douglas & Lomason Company (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Magna International Inc. ("Magna") and Magna Acquisition Corporation ("Purchaser"), a direct wholly-owned subsidiary of Magna, pursuant to which Purchaser has commenced today a tender offer for all outstanding shares of the Company's Common Stock for $31.00 in cash per share. Following the completion of the tender offer, upon the terms and subject to the conditions of the Merger Agreement, Purchaser will be merged into the Company (the "Merger"), and each share of the Company's Common Stock, other than shares owned by Magna or Purchaser immediately prior to the effective time of the Merger, will be canceled and converted into the right to receive $31.00 in cash, the same price per share paid pursuant to the tender offer.

     Your Board of Directors has unanimously approved the tender offer and the Merger, and recommends that shareholders accept the tender offer and tender all their shares of the Company's Common Stock pursuant to the tender offer.

     In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the process undertaken to maximize the consideration received by the Company's shareholders and the opinion of The Bridgeford Group, the Company's financial advisor, to the effect that, as of the date of its opinion, the $31.00 per share in cash to be received by the shareholders of the Company in the tender offer and the Merger is fair to such shareholders from a financial point of view.

     I urge you to read carefully the enclosed Schedule 14D-9 which describes the Board of Director's decision and contains other important information relating to that decision. Accompanying this letter is the Offer to Purchase, together with related materials, including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how you can tender your shares. I urge you to read the enclosed materials carefully and consider all the factors set forth therein before making your decision with respect to the tender offer. On behalf of the Board of Directors and the Company's management, we thank you for your support.

                                          Sincerely,

                                          HARRY A. LOMASON II
                                          Harry A. Lomason II
                                          Chairman of the Board,
                                          President and Chief Executive Officer